Exhibit 99.2

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS FEBRUARY SALES

--Comparable Store Sales Increase 1.4%--

HOUSTON, TX, March 8, 2007 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four-week period beginning February 4, 2007 and ending March 3, 2007 increased 12.4% to $104.6 million from $93.1 million in the prior year four-week period beginning January 29, 2006 and ending February 25, 2006. Comparable store sales increased 1.4% versus a decrease of 0.9% last year.

With regard to its major categories of business, the Company reported that its accessories, cosmetics, dresses, home décor, men's, misses sportswear, petites and women's special sizes departments all had comparable store sales increases during February. Dresses, woman's special sizes and accessories led the way with double-digit increases of 17.8%, 12.6% and 10.1%, respectively, followed closely by an 8.1% gain in cosmetics.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "Despite the inclement winter weather that impacted many of their market areas throughout much of February, our Peebles division had an outstanding month, achieving a comparable store sales increase in the low double digits. On the other hand, sales results for our Stage Division were dampened by reduced levels of winter clearance merchandise due to our high volume of clearance sales during January. Having said that, early reads on sales of our spring merchandise are encouraging, and we believe that we are well positioned to meet our customer's needs for the upcoming Easter holiday and spring into summer selling periods.

"With regard to Easter, we anticipate that our comparable store sales results for March will benefit from the Easter calendar shift from April 16th last year to April 8th this year. Conversely, we expect that our sales results for April will be somewhat negatively impacted by this calendar shift. For the first quarter, we are projecting an overall comparable store sales increase in the low to mid single digits," Mr. Scarborough concluded.

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SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2007	2006	2007	2006
February	1.4%	(0.9)%	$104.6	$93.1

Comparable Store Sales Calculation Methodology for Fiscal 2007

Due to the fact that the 2006 fiscal year consisted of 53 weeks, the 2007 fiscal year started one week later than the 2006 fiscal year (FY 2007 started on February 4, 2007 while FY 2006 started on January 29, 2006). In calculating its monthly comparable store sales for the 2007 fiscal year, the Company stated that it does not intend to shift the fiscal 2006 calendar to be in sync with the fiscal 2007 calendar. While this means that most key promotional events will occur one week earlier in fiscal 2007 versus fiscal 2006, most of these events will still fall within the same monthly period. In those months where this is not the case, the Company intends to provide appropriate commentary in its sales release on the impact of the calendar shift of the event on its sales.

Store Activity

The Company reported that, while no new stores were opened in February, it currently plans to open five new stores in March. These stores will be opened in the states of Michigan, Mississippi, New York, Ohio and Pennsylvania.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 655 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's comparable store sales outlook for the first quarter of the 2007 fiscal year, as well as comments regarding the number of stores that the Company intends to open in March. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's subsequent Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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